As filed with the Securities and Exchange Commission on April 11, 2003

Registration No. 333-103831

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOLLIS-EDEN PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3697002
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4435 Eastgate Mall, Suite 400

San Diego, California 92121

(858) 587-9333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard B. Hollis

Chairman of the Board and Chief Executive Officer

HOLLIS-EDEN PHARMACEUTICALS, INC.

4435 EASTGATE MALL, SUITE 400

San Diego, California 92121

(858) 587-9333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric J. Loumeau, Esq.

HOLLIS-EDEN PHARMACEUTICALS, INC.

4435 Eastgate Mall, Suite 400

San Diego, California 92121

(858) 587-9333

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION

Preliminary Prospectus Dated April 11, 2003

PROSPECTUS

3,420,721 Shares

HOLLIS-EDEN PHARMACEUTICALS, INC.

Common Stock

This prospectus relates to the resale, from time to time, of up to 3,420,721 shares of common stock of Hollis-Eden Pharmaceuticals, Inc., par value $0.01 per share, by the selling stockholders named in this prospectus in the section “SELLING STOCKHOLDERS,” including their pledgees, assignees and successors-in-interest, whom we collectively refer to in this document as the “Selling Stockholders.” On February 25, 2003, we consummated a financing pursuant to which we issued to the Selling Stockholders (i) $10,000,080 aggregate principal amount of 7.5% Convertible Debentures, or Debentures, which are convertible into an aggregate of 1,754,400 shares of Common Stock, and (ii) Warrants to purchase up to an aggregate of 775,444 shares of Common Stock. The warrants we issued in connection with the financing are collectively referred to as the “Warrants” in this prospectus. Pursuant to the terms of the Debentures, approximately 450,000 shares of Common Stock are issuable in lieu of the cash payment of interest on the Debentures, subject to certain limitations (calculated assuming a per share price of $5.00 and that the Debentures are outstanding for 3 years). We are also registering another 440,877 shares of Common Stock that may be issuable pursuant to the terms of the Debentures. The Common Stock being offered by this prospectus may include shares issued pursuant to the conversion of the Debentures, upon the exercise of the Warrants and/or in lieu of the cash payment of interest on the Debentures. The Common Stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions. We will not receive any of the proceeds from the sale of any of the shares covered by this prospectus. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Hollis-Eden Pharmaceuticals, Inc.

Hollis-Eden’s common stock is listed on The Nasdaq National Market under the symbol HEPH. The closing sale price of the common stock, as reported on The Nasdaq National Market on April 9, 2003, was $7.10 per share.

Investing in the common stock involves a high degree of risk. See Risk Factors, beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is             , 2003.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in or incorporated by reference in this prospectus. The SEC allows us to incorporate by reference information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

HOLLIS-EDEN PHARMACEUTICALS

Hollis-Eden Pharmaceuticals, Inc., a development-stage pharmaceutical company, is engaged in the discovery, development and commercialization of products for the treatment of immune system disorders and hormonal imbalances.

Hollis-Eden’s executive offices are located at 4435 Eastgate Mall, Suite 400, San Diego, California 92121, telephone number (858) 587-9333.

USE OF PROCEEDS

Hollis-Eden will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

RISK FACTORS

An investment in Hollis-Eden shares involves a high degree of risk. You should consider the following discussion of risks, in addition to other information contained in this prospectus and in our most recent annual report on Form 10-K as well as our other public filings with the Securities and Exchange Commission. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially adversely affected.

If we do not obtain government regulatory approval for our products, we cannot sell our products and we will not generate revenues.

Our principal development efforts are currently centered around immune regulating hormones, a class of drug candidates which we believe shows promise for the treatment of a variety of infectious diseases and immune system and metabolic disorders. However, all drug candidates require U.S. FDA and foreign government approvals before they can be commercialized. These regulations change from time to time and new regulations may be adopted. None of our drug candidates has been approved for commercial sale. We expect to incur significant additional operating losses over the next several years as we fund development, clinical testing and other expenses while seeking regulatory approval. While limited clinical trials of our drug candidates have been conducted to date, significant additional trials are required, and we may not be able to demonstrate that these drug candidates are safe or effective. If we are unable to demonstrate the safety and effectiveness of a particular drug candidate to the satisfaction of regulatory authorities, the drug candidate will not obtain required government approval. If we do not receive FDA or foreign approvals for our products, we will not be able to sell our products and will not generate revenues. If we receive regulatory approval of a product, such approval may impose limitations on the indicated uses for which we may market the product.

If we do not successfully commercialize our products, we may never achieve profitability.

We have experienced significant operating losses to date because of the substantial expenses we have incurred to acquire and fund development of our drug candidates. We have never had operating revenues and have never commercially introduced a product. Our accumulated deficit was approximately $81.4 million through December 31, 2002. Our net losses for fiscal years 2002, 2001 and 2000 were $17.5 million, $15.8 million and $19.5 million, respectively. Many of our research and development programs are at an early stage. Potential drug candidates are subject to inherent risks of failure. These risks include the possibilities that no drug candidate will be found safe or effective, meet applicable regulatory standards or receive the necessary regulatory clearances. Even safe and effective drug candidates may never be developed into commercially successful drugs. If we are unable to develop safe, commercially viable drugs, we may never achieve profitability. If we become profitable, we may not remain profitable.

As a result of our intensely competitive industry, we may not gain enough market share to be profitable.

The biotechnology and pharmaceutical industries are intensely competitive. We have numerous competitors in the United States and elsewhere. Because we are pursuing potentially large markets, our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Several of these entities have already successfully marketed and commercialized products that will compete with our products, assuming that our products gain regulatory approval. Companies such as GlaxoSmithKline, Merck & Company, Roche Pharmaceuticals, Pfizer Inc. and Abbott Laboratories have significant market share for the treatment of a number of infectious diseases such as HIV. In addition, biotechnology companies such as Gilead Sciences Inc., Chiron Corporation and Vertex Pharmaceuticals Inc., as well as many others, have research and development programs in these fields. A large number of companies, including Merck & Company, Pfizer Inc., Johnson & Johnson Inc. and Amgen Inc. are also developing and marketing new drugs for the treatment of cardiovascular disease and chronic inflammatory conditions. Companies such as Amgen Inc. have developed or are developing products to boost neutrophils after chemotherapy.

Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations than we do. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to develop and market commercial products.

Our competitors may succeed in developing or licensing technologies and drugs that are more effective or less costly than any we are developing. Our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates before we do. If competing drug candidates prove to be more effective or less costly than our drug candidates, our drug candidates, even if approved for sale, may not be able to compete successfully with our competitors’ existing products or new products under development. If we are unable to compete successfully, we may never be able to sell enough products at a sufficient price that would permit us to generate profits.

We will need to raise additional money before we expect to achieve profitability; if we fail to raise additional money, it would be difficult to continue our business.

As of December 31, 2002 our cash and cash equivalents totaled approximately $13.1 million. In February 2003, we completed a private placement of convertible debentures and warrants to purchase common stock, in which we received net proceeds of approximately $9.2 million. Based on our current plans, we believe these financial resources, and interest earned thereon, will be sufficient to meet our operating expenses and capital requirements at least into the second half of 2004. We have recently streamlined our operations and focused our research and development expenditures, and we are developing further contingency plans that we believe will allow our existing resources to meet our needs into 2005 in the event we are unable to raise additional funds before that time. However, changes in our research and development plans or other events affecting our operating expenses may result in the expenditure of such cash before that time. We will require substantial additional funds in order to finance our drug discovery and development programs, fund operating expenses, pursue regulatory clearances, develop manufacturing, marketing and sales capabilities, and prosecute and defend our intellectual property rights. We intend to seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should be aware that in the future:

•	we may not obtain additional financial resources when necessary or on terms favorable to us, if at all; and

•	any available additional financing may not be adequate.

If we cannot raise additional funds when needed, or on acceptable terms, we would not be able to continue to develop our drug candidates.

Failure to protect our proprietary technology could impair our competitive position.

As of the date of this report, we own or have obtained a license to over 80 issued U.S. and foreign patents and over 130 pending U.S. and foreign patent applications. Our success will depend in part on our ability to obtain additional United States and foreign patent protection for our drug candidates and processes, preserve our trade secrets and operate without infringing the proprietary rights of third parties. We place considerable importance on obtaining patent protection for significant new technologies, products and processes. Legal standards relating to the validity of patents covering pharmaceutical and biotechnology inventions and the scope of claims made under such patents are still developing. Pharmaceuticals are either not patentable or have only recently become patentable in some of the countries in which we intend to market our products. Past enforcement of intellectual property rights in many of these countries has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries may be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions. Our domestic patent position is also highly uncertain and involves complex legal and factual questions. The applicant or inventors of subject matter covered by patent applications or patents owned by or licensed to us may not have been the first to invent or the first to file patent applications for such inventions. Due to uncertainties regarding patent law and the circumstances surrounding our patent applications, the pending or future patent applications we own or have licensed may not result in the issuance of any patents. Existing or future patents owned by or licensed to us may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Further, any rights we may have under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

Litigation or other disputes regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

The manufacture, use or sale of our drug candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, or fail to successfully defend an infringement action or have the patents we are alleged to infringe declared invalid, we may:

•	incur substantial money damages;

•	encounter significant delays in bringing our drug candidates to market; and/or

•	be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment without first obtaining licenses to do so.

We may not be able to obtain any required license on favorable terms, if at all.

In addition, if another party claims the same subject matter or subject matter overlapping with the subject matter that we have claimed in a United States patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office in order to determine the priority of invention. Loss of such an interference proceeding would deprive us of patent protection sought or previously obtained and could prevent us from commercializing our products. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable. These additional costs could adversely affect our financial results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Existing pricing regulations and reimbursement limitations may reduce our potential profits from the sale of our products.

The requirements governing product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. As a result, we may obtain regulatory approval for a drug candidate in a particular country, but then be subject to price regulations that reduce our profits from the sale of the product. In some foreign markets pricing of prescription pharmaceuticals is subject to continuing government control even after initial marketing approval. In addition, certain governments may grant third parties a license to manufacture our product without our permission. Such compulsory licenses typically would be on terms that are less favorable to us and would have the effect of reducing our profits.

Varying price regulation between countries can lead to inconsistent prices and some re-selling by third parties of products from markets where products are sold at lower prices to markets where those products are sold at higher prices. This practice of exploiting price differences between countries could undermine our sales in markets with higher prices and reduce the sales of our future products, if any. While we do not have any applications for regulatory approval of our products currently pending, the decline in the size of the markets in which we may in the future sell commercial products could cause the perceived market value of our business and the price of our common stock to decline.

Our ability to commercialize our products successfully also will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing any of our potential products to the market, such products may not be considered cost effective and reimbursement may not be available or sufficient to allow us to sell such products on a competitive basis.

Delays in the conduct or completion of our clinical trials or the analysis of the data from our clinical trials may result in delays in our planned filings for regulatory approvals, or adversely affect our ability to enter into collaborative arrangements.

The current status of our drug candidates is set forth below. We have either completed or are in the midst of:

•	animal efficacy studies with HE2100 in the United States for the treatment of radiation exposure;

•	Phase II clinical trials with HE2000 in South Africa and Phase I/II clinical trials with HE2000 in the United States for the treatment of HIV/AIDS;

•	Phase II clinical trials with HE2000 in Thailand for the treatment of malaria;

•	Phase I/II clinical trial with HE2200 in the United States to determine whether the compound can improve an elderly person’s immune response to a hepatitis B vaccine; and

•	Phase II clinical trial with HE2200 in the United States for cholesterol lowering.

We may encounter problems with some or all of our completed or ongoing studies that may cause us or regulatory authorities to delay or suspend our ongoing studies or delay the analysis of data from our completed or ongoing studies. We rely, in part, on third parties to assist us in managing and monitoring clinical trials. We generally do not have control over the amount and timing of resources that our business partners devote to our drug candidates. Our reliance on these third parties may result in delays in completing or failing to complete studies if third parties fail to perform their obligations to us. If the results of our ongoing and planned studies for our drug candidates are not available when we expect or if we encounter any delay in the analysis of our studies for our drug candidates:

•	we may not have the financial resources to continue research and development of any of our drug candidates; and

•	we may not be able to enter into collaborative arrangements relating to any drug candidate subject to delay in regulatory filing.

Any of the following reasons, among others, could delay or suspend the completion of our ongoing and future studies:

•	delays in enrolling volunteers;

•	interruptions in the manufacturing of our drug candidates or other delays in the delivery of materials required for the conduct of our studies;

•	lower than anticipated retention rate of volunteers in a trial;

•	unfavorable efficacy results;

•	serious side effects experienced by study participants relating to the drug candidate; or

•	failure to raise additional funds.

If the manufacturers of our products do not comply with current Good Manufacturing Practices regulations, or cannot produce the amount of products we need to continue our development, we will fall behind on our business objectives.

An outside manufacturer, Hovione – Soc. Química, S.A., is currently the primary producer of our drug candidate, HE2000, and may produce other compounds for us in the future. Manufacturers producing our drug candidates must follow current Good Manufacturing Practices regulations enforced by the FDA and foreign equivalents. If a manufacturer of our drug candidates does not conform to the Good Manufacturing Practices regulations and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. This may be a long and difficult process, and may delay our ability to receive FDA or foreign regulatory approval of our products.

We also rely on our manufacturers to supply us with a sufficient quantity of our drug candidates to conduct clinical trials. If we have difficulty in the future obtaining our required quantity and quality of supply, we could experience significant delays in our development programs and regulatory process.

Our ability to achieve any significant revenue may depend on our ability to establish effective sales and marketing capabilities.

Our efforts to date have focused on the development and evaluation of our drug candidates. As we continue clinical studies and prepare for commercialization of our drug candidates, we may need to build a sales and marketing infrastructure. As a company, we have no experience in the sales and marketing of our drug candidates. If we fail to establish a sufficient marketing and sales force or to make alternative arrangements to have our products marketed and sold by others on attractive terms, it will impair our ability to commercialize our drug candidates and to enter new or existing markets. Our inability to effectively enter these markets would materially and adversely affect our ability to generate significant revenues.

If we were to lose the services of Richard B. Hollis, or fail to attract or retain qualified personnel in the future, our business objectives would be more difficult to implement, adversely affecting our operations.

Our ability to successfully implement our business strategy depends highly upon our Chief Executive Officer, Richard B. Hollis. The loss of Mr. Hollis’ services could impede the achievement of our objectives. We also highly depend on our ability to hire and retain qualified scientific and technical personnel. The competition for these employees is intense. Thus, we may not be able to continue to hire and retain the qualified personnel needed for our business. Loss of the services of or the failure to recruit key scientific and technical personnel could adversely affect our business, operating results and financial condition.

We may face product liability claims related to the use or misuse of our products, which may cause us to incur significant losses.

We are currently exposed to the risk of product liability claims due to administration of our drug candidates in clinical trials, since the use or misuse of our drug candidates during a clinical trial could potentially result in injury or death. If we are able to commercialize our products, we will also be subject to the risk of losses in the future due to product liability claims in the event that the use or misuse of our commercial products results in injury or death. We currently maintain liability insurance on a claims-made basis in an aggregate amount of $5 million. Because we cannot predict the magnitude or the number of claims that may be brought against us in the future, we do not know whether the insurance policies’ coverage limits are adequate. The insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against us, regardless of their merit, could substantially increase our costs and cause us to incur significant losses.

Trading in our securities could be subject to extreme price fluctuations that could adversely affect your investment.

The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our common stock. For example:

•	biological or medical discoveries by competitors;

•	public concern about the safety of our drug candidates;

•	delays in the conduct or analysis of our clinical trials;

•	unfavorable results from clinical trials;

•	unfavorable developments concerning patents or other proprietary rights; or

•	unfavorable domestic or foreign regulatory developments;

may have the effect of temporarily or permanently driving down the price of our common stock. In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging and life sciences companies, such as ours, and which are often unrelated to the operating performance of the affected companies. For example, our stock price has ranged from $3.30 to $12.24 between January 1, 2002 and April 9, 2003.

These broad market fluctuations may adversely affect the ability of a stockholder to dispose of his shares at a price equal to or above the price at which the shares were purchased. In addition, in the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against those companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our business, financial condition and results of operations.

The terms of our convertible debentures may limit our operational flexibility.

The existence of debt service obligations and the anti-dilution provisions of our debentures may limit our ability to obtain additional financing on terms favorable to us. In addition, if we do not obtain stockholder approval to make interest payments on our debentures in the form of stock, our required quarterly interest payments will deplete our cash reserves. If we do not raise additional funds, we may not be able to pay the principal or interest on the debentures when due. Payments on the debentures will reduce the funds that would otherwise be available for our operations and future business opportunities. Further, unless we obtain the consent of the holders of the debentures, if we enter into a transaction that would result in a change of control, we may be required to redeem the debentures to the extent that they have not already been converted to common stock. This requirement may deter a third party from entering into a change of control transaction with us.

We may be delisted from The Nasdaq National Market, which could materially limit the trading market for our common stock.

Our common stock is quoted on The Nasdaq National Market. In order to continue to be included in The Nasdaq National Market, a company must meet Nasdaq’s maintenance criteria. We may not be able to continue to meet these listing criteria. Failure to meet Nasdaq’s maintenance criteria may result in the delisting of our common stock from The Nasdaq National Market. If our common stock is delisted, in order to have our common stock relisted on The Nasdaq National Market we would be required to meet the criteria for initial listing, which are more stringent than the maintenance criteria. Accordingly, if we were delisted we may not be able to have our common stock relisted on The Nasdaq National Market. If our common stock is removed from listing on The Nasdaq National Market, it may become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock. In addition, if our common stock is not listed on any of The Nasdaq National Market, The Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange, for more than 30 days, our debentures will be in default and we will be required to redeem the debentures at a 20% premium to face value, to the extent that they have not already been converted into common stock.

Because stock ownership is concentrated, you and other investors will have minimal influence on stockholders’ decisions.

Assuming that outstanding warrants and options have not been exercised, Richard B. Hollis, our Chief Executive Officer, owns approximately 20% of our outstanding common stock as of April 9, 2003. Assuming that Mr. Hollis exercises all of his outstanding warrants and options that vest within 60 days of April 9, 2003, Mr. Hollis would beneficially own approximately 28% of our outstanding common stock as of April 9, 2003. As a result, Mr. Hollis may be able to significantly influence the management of Hollis-Eden and all matters requiring stockholder approval, including the election of directors. Such concentration of ownership may also have the effect of delaying or preventing a change in control of Hollis-Eden.

Substantial sales of our stock may impact the market price of our common stock.

Future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of options and warrants, or upon conversion of debentures, could adversely affect the market price of our common stock. In addition, if we complete a future financing at a price that is less than the conversion price of the debentures, the conversion price of the debentures may be adjusted downward, which would result in additional shares of our common stock being issuable upon conversion of the debentures. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

Issuing preferred stock with rights senior to those of our common stock could adversely affect holders of common stock.

Our charter documents give our board of directors the authority to issue series of preferred stock without a vote or action by our stockholders. The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights granted to holders of preferred stock may adversely affect the rights of holders of our common stock. For example, a series of preferred stock may be granted the right to receive a liquidation preference – a pre-set distribution in the event of a liquidation – that would reduce the amount available for distribution to holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. As a result, common stockholders could be prevented from participating in transactions that would offer an optimal price for their shares.

WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at http://www.sec.gov.

We incorporate by reference the documents listed below, except as modified by this registration statement, and any future filings we will make with the SEC under Section 13 (a), 13(c), 14 or 15 (d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Current Report on Form 8-K filed with the SEC on February 26, 2003;

•	Notice of Annual Meeting and Proxy Statement for the 2002 Annual Meeting of Stockholders held on June 21, 2002; and

•	Our registration statement on Form S-4, No. 333-18725, as amended, which includes a description of our common stock.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Hollis-Eden Pharmaceuticals, Inc.

4435 Eastgate Mall, Suite 400

San Diego, CA 92121

Attn: Chief Accounting Officer

(858) 587-9333

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	failure to achieve positive results in clinical trials;

•	failure to obtain government regulatory approvals;

•	competitive factors;

•	our ability to raise additional capital;

•	uncertainty regarding our patents and patent rights;

•	relationships with our consultants, academic collaborators and other third-party service providers; and

•	our ability to enter into future collaborative arrangements.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. We do not represent that any such information is accurate.

SELLING STOCKHOLDERS

Summary

Set forth below is a summary of the transaction pursuant to which we issued the Warrants and Debentures to the Selling Stockholders, as well as the terms of the Warrants and Debentures and our relationship with the Selling Stockholders.

Private Placement

On February 25, 2003, we completed the sale of $10,000,080 aggregate principal amount of 7.5% Convertible Debentures and warrants to purchase up to 775,444 shares of our Common Stock, to certain accredited investors pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. We received gross proceeds of approximately $10.0 million from the sale, which we intend to use primarily for working capital and research and development. The following investors purchased the Debentures: Omicron Master Trust, Midsummer Investment, Ltd., Islandia, L.P., Series J of SBL Fund, Series V of SBL Fund, Mid Cap Value Series of Security Equity Fund, Security Mid Cap Growth Fund, Capital Ventures International and Portside Growth and Opportunity Fund.

The Debentures were issued pursuant to the Securities Purchase Agreement dated as of February 25, 2003 between us and the investors that purchased the Debentures. The Debentures mature on February 25, 2006, bear interest at the rate of 7.5% per annum and are convertible into 1,754,400 shares of our Common Stock at a per share price of $5.70. The conversion price of the Debentures is subject to limited anti-dilution adjustments under certain circumstances. We are entitled to issue Common Stock in lieu of the cash payment of interest on the Debentures, subject to certain limitations. We are entitled to force conversion of the Debentures to Common Stock in the event our Common Stock price exceeds $14.25 per share for 15 consecutive trading days or in the event we complete a public offering of our Common Stock of at least $20.0 million at a price equal to at least $11.40 per share.

The Warrants issued in the financing to the investors identified above are immediately exercisable and terminate on February 25, 2007. Warrants to purchase up to 350,880 shares of Common Stock are exercisable at a price per share of $6.17, subject to adjustment, and warrants to purchase up to 350,880 shares of Common Stock are exercisable at a price per share of $6.71, subject to adjustment.

SG Cowen Securities Corporation acted as placement agent in the financing. Pursuant to our Engagement Letter dated November 22, 2002 with SG Cowen, we issued SG Cowen a warrant to purchase up to 73,684 shares of our Common Stock. The SG Cowen warrant is exercisable at a price of $5.99 per share, is exercisable beginning on August 25, 2003 and expires on February 25, 2008.

We entered into the Registration Rights Agreement, or Rights Agreement, dated as of February 25, 2003 with the investors that purchased the Debentures in connection with the financing. Pursuant to the Rights Agreement, we agreed to file with the SEC within 45 days a registration statement covering the resale of all of our Common Stock covered by this prospectus pursuant to Rule 415 of the Securities Act. Accordingly, we filed a Registration Statement on Form S-3, of which this prospectus forms a part, on March 14, 2003, with respect to the resale of these shares from time to time.

Our Relationships with the Selling Stockholders

Other than as set forth above, we have had no material relationship with any of the Selling Stockholders during the past three years.

Selling Stockholders Table

We have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale of our Common Stock covered by this prospectus from time to time under Rule 415 of the Securities Act. Our Common Stock being offered by this prospectus is being registered to permit secondary public trading of our Common Stock. Subject to the restrictions described in this prospectus, the Selling Stockholders may offer our Common Stock covered under this prospectus for resale from time to time. The shares of our Common Stock covered, as to their resale, under this prospectus include shares issuable upon conversion of the Debentures and exercise of the Warrants, including any additional shares issuable to prevent dilution as a result of stock splits, stock dividends or similar events. In addition, subject to the restrictions described in this prospectus, the Selling Stockholders may sell, transfer or otherwise dispose of a portion of our Common Stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “PLAN OF DISTRIBUTION.”

The table below presents information as of March 7, 2003 regarding the Selling Stockholders and the shares that the Selling Stockholders (and their pledgees, assignees and successors-in-interest) may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the Selling Stockholders:

•	the number and percent of shares of our Common Stock that the Selling Stockholders beneficially owned prior to the offering for resale of any of the shares of our Common Stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our Common Stock that may be offered for resale for the Selling Stockholders’ accounts under this prospectus; and

•	the number and percent of shares of our Common Stock to be held by the Selling Stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the Selling Stockholders and that the Selling Stockholders do not acquire any other shares of our Common Stock prior to their assumed sale of all of the resale shares.

The table is prepared based on information supplied to us by the Selling Stockholders. Although we have assumed for purposes of the table below that the Selling Stockholders will sell all of the shares offered by this prospectus, because the Selling Stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the Selling Stockholders or that will be held by the Selling Stockholders after completion of the resales. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of the Debentures or the Warrants in transactions exempt from the registration requirements of the Securities Act since the date the Selling Stockholders provided the information regarding their securities holdings. Information concerning the Selling Stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

The applicable percentages of ownership are based on an aggregate of 13,142,280 shares of our Common Stock issued and outstanding on March 7, 2003. The number of shares beneficially owned by the Selling Stockholders is determined under rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percent		Number	Percent
Omicron Master Trust(1)	581,232	4.3%	581,232	—	—
Midsummer Investment, Ltd.(2)	348,736	2.6%	348,736	—	—
Islandia, L.P.(3)	232,496	1.8%	232,496	—	—
Series J of SBL Fund(4)	581,232	4.3%	581,232	—	—
Series V of SBL Fund(5)	290,616	2.2%	290,616	—	—
Mid Cap Value Series of Security Equity Fund(6)	290,616	2.2%	290,616	—	—
Security Mid Cap Growth Fund(7)	290,616	2.2%	290,616	—	—
Capital Ventures International(8)	145,308	1.1%	145,308	—	—
Portside Growth and Opportunity Fund(9)	145,308	1.1%	145,308	—	—
SG Cowen Securities Corporation(10)	73,684	*	73,684	—	—
Selling Stockholders holding any additional shares issuable pursuant to the terms of the Debentures(11)	440,877	3.3%	440,877	—	—
Any pledgees, assignees and successors-in-interest of the Selling Stockholders(12)(13)	—	—	—	—	—

*	Less than 1%

(1)	Includes 140,352 shares of Common Stock issuable upon exercise of the Warrants, 350,880 shares of Common Stock issuable upon conversion of Debentures, and 90,000 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(2)	Includes 84,210 shares of Common Stock issuable upon exercise of the Warrants, 210,526 shares of Common Stock issuable upon conversion of Debentures, and 54,000 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(3)	Includes 56,142 shares of Common Stock issuable upon exercise of the Warrants, 140,354 shares of Common Stock issuable upon conversion of Debentuers, and 36,000 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(4)	Includes 140,352 shares of Common Stock issuable upon exercise of the Warrants, 350,880 shares of Common Stock issuable upon conversion of Debentures, and 90,000 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(5)	Includes 70,176 shares of Common Stock issuable upon exercise of the Warrants, 175,440 shares of Common Stock issuable upon conversion of Debentures, and 45,000 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(6)	Includes 70,176 shares of Common Stock issuable upon exercise of the Warrants, 175,440 shares of Common Stock issuable upon conversion of Debentures, and 45,000 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(7)	Includes 70,176 shares of Common Stock issuable upon exercise of the Warrants, 175,440 shares of Common Stock issuable upon conversion of Debentures, and 45,000 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(8)	Includes 35,088 shares of Common Stock issuable upon exercise of the Warrants, 87,720 shares of Common Stock issuable upon conversion of Debentures, and 22,500 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(9)	Includes 35,088 shares of Common Stock issuable upon exercise of the Warrants, 87,720 shares of Common Stock issuable upon conversion of Debentures, and 22,500 shares of Common Stock potentially issuable in lieu of cash payment of interest on the Debentures.

(10)	Includes shares of Common Stock issuable upon exercise of the Warrants.

(11)	Includes shares of Common Stock potentially issuable to Omicron Master Trust, Midsummer Investment, Ltd., Islandia, L.P., Series J of SBL Fund, Series V of SBL Fund, Mid Cap Value Series of Security Equity Fund, Security Mid Cap Growth Fund, Capital Ventures International and Portside Growth and Opportunity Fund pursuant to anti-dilution provisions of the Debentures. Information concerning the allocation of these shares to the Selling Stockholders will be set forth in one or more prospectus supplements from time to time, if required.

(12)	Information concerning other Selling Stockholders will be set forth in one or more prospectus supplements from time to time, if required.

(13)	Assumes that any pledgees, assignees and successors-in-interest do not beneficially own any Common Stock other than Common Stock issuable or issued upon conversion of the Debentures or exercise of the Warrants.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares or common stock or Warrant owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed the Company that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We estimate that our expenses in connection with this offering will be $5,463.00.

DIRECTORS

Our directors and their ages as of March 31, 2003 are as follows:

Name	Age	Position
Richard B. Hollis	50	Chairman of the Board, President and Chief Executive Officer

Paul Bagley	60	Director

Brendan R. McDonnell	40	Director

Thomas Charles Merigan, Jr., M.D.	69	Medical Director, Infectious Diseases, Scientific Advisor and Director

William H. Tilley	63	Director

Salvatore J. Zizza	57	Director

Richard B. Hollis founded Hollis-Eden in August 1994. Mr. Hollis currently serves as our Chairman, President and Chief Executive Officer. Mr. Hollis has over 25 years experience in the health care industry in a variety of senior management positions. Prior to founding Hollis-Eden, Mr. Hollis served as Chief Operating Officer of Bioject Medical from 1991 to 1994 and as Vice President Marketing and Sales/General Manager for Instromedix from 1989 to 1991. From 1986 to 1989, Mr. Hollis served as a general manager of the Western business unit of Genentech, Inc., a manufacturer of biopharmaceuticals. Prior to joining Genentech, Mr. Hollis served as a divisional manager of Imed Corporation, Inc., a manufacturer of drug delivery systems. Mr. Hollis began his career in the health care industry with Baxter Travenol. Mr. Hollis received his B.A. in Psychology from San Francisco State University.

Paul Bagley has served as a director of Hollis-Eden since March 1996. Mr. Bagley is a founding principal of Stone Pine Capital L.L.C., a group that provides mezzanine capital to fund acquisitions, buyouts, growth and recapitalizations, and is also associated with Stone Pine Advisors L.L.C., and Stone Pine Investment Banking L.L.C. Mr. Bagley was Chief Executive Officer of Laidlaw Holdings, Inc., an investment services company from January 1995 until November 1996. For more than twenty years, Mr. Bagley was engaged in investment banking activities with Shearson Lehman Hutton Inc. and its predecessor, E.F. Hutton & Company Inc. Mr. Bagley served in various capacities with Shearson and E.F. Hutton, including Executive Vice President and Director, Managing Director, Head of Direct Investment Origination and Manager of Corporate Finance. Mr. Bagley also serves as Chairman of the Board of Directors of Clariti Holdings, Inc., a privately held European telecommunications and technology company. Mr. Bagley is also a director of Hamilton Lane Advisors and Hamilton Lane Private Equity Partners, L.L.C., an Irish Stock Exchange listed investment partnership. Mr. Bagley graduated from the University of California at Berkley with a B.Sc. in Business and Economics and from Harvard Business School with an MBA in Finance.

Leonard Makowka M.D., Ph.D., FRCS(C), FACS has served as a director of Hollis-Eden since May 1998. Dr. Makowka has retired from the active practice of medicine and is pursuing investment strategies in healthcare and other technology areas. From 1995 to 1997, Dr. Makowka was the Executive Director of the Comprehensive Liver Disease and Treatment Center and Director of the Liver Transplant Program at St. Vincent’s Medical Center in Los Angeles, California. Between 1989 and 1995, Dr. Makowka was the Chairman of the Department of Surgery and Director of Transplantation Services at Cedars-Sinai Medical Center in Los Angeles. He was also Professor of Surgery at the UCLA School of Medicine. Beginning in 1985 until relocating to Los Angeles in 1989, Dr. Makowka trained under Dr. Thomas Starzl, the pioneer of liver transplantation, and was appointed as Associate Professor in the Department of Surgery at the University of Pittsburgh. In 1982, Dr. Makowka began his residency at the University of Toronto, where in his final year he was appointed Chief Resident of Surgery. Dr. Makowka received his M.D. from the University of Toronto Medical School, and Masters of Science and

Doctorate of Philosophy from the University of Toronto’s Department of Pathology. Dr. Makowka has published over 400 articles and chapters in both clinical and basic scientific research and has lectured widely.

Brendan R. McDonnell has served as a director of Hollis-Eden since August 1996. In 2003, Mr. McDonnell joined the law firm Preston Gates & Ellis LLP as an equity partner. From 1997 to 2003, Mr. McDonnell was of counsel and then a partner at Tonkon Torp LLP, a Northwest based law firm. Mr. McDonnell specializes in representing both private and public emerging growth companies, with focus on the high technology industry. Mr. McDonnell is the immediate past Chair of the Business Section of the Oregon State Bar and spent two years as an adjunct professor at the Northwestern School of Law of Lewis and Clark College. Mr. McDonnell holds a B.S. in accounting from Loyola Marymount University and a J.D. from the University of California at Davis. He is a member of the California and Oregon State Bar Associations.

Thomas Charles Merigan, Jr., M.D. became Scientific Advisor and a director of Hollis-Eden in March 1996 and acts as our Medical Director for Infectious Diseases. Dr. Merigan has been George E. and Lucy Becker Professor of Medicine at Stanford University School of Medicine from 1980 to the present. Dr. Merigan has also been the Principal Investigator, NIAID Sponsored AIDS Clinical Trials Unit, from 1986 to the present and has been Director of Stanford University’s Center For AIDS Research from 1988 to the present. Dr. Merigan is a member of various medical and honorary societies, has lectured extensively within and outside the United States, and authored numerous books and articles and has chaired and edited symposia relating to infectious diseases, including anti-viral agents, HIV and other retroviruses, and AIDS. From 1990 to the present, Dr. Merigan has been Chairman, Editorial Board of HIV: Advances in Research and Therapy. He is also a member of the editorial boards of Aids Research and Human Retroviruses (since 1983), International Journal of Anti-Microbial Agents (since 1990), and The Aids Reader (since 1991), among others. He is a co-recipient of ten patents, which, among other things, relate to synthetic polynucleotides, modification of hepatitis B virus infection, treatment of HIV infection, purified cytomegalovirus protein and composition and treatment for herpes simplex. Dr. Merigan has been Chair, Immunology AIDS Advisory Board, Bristol Myers Squibb Corporation from 1989 to 1995 and Chair, Scientific Advisory Board, Sequel Corp. from 1993 to 1996. In 1994, Stanford University School of Medicine honored him with the establishment of the Annual Thomas C. Merigan Jr. Endowed Lectureship in Infectious Diseases, and, in 1996, Dr. Merigan was elected Fellow, American Association for the Advancement of Science. From 1966 to 1992, Dr. Merigan was Head, Division of Infectious Diseases, at Stanford School of Medicine. Dr. Merigan received his B.A., with honors, from the University of California at Berkeley and his M.D. from the University of California at San Francisco.

William H. Tilley has served as a director of Hollis-Eden since March 1999. Mr. Tilley currently serves as Chairman and Chief Executive Officer of The Jacmar Companies, a holding company that has operations in equity investments, real estate management and restaurant and wholesale food service. Previously, Mr. Tilley was a senior partner at Tilley and Roth, Certified Public Accountants, which merged with KPMG Peat Marwick. Mr. Tilley holds a B.A. and an MBA from the University of Southern California. He has taught courses and lectured on finance-related topics at a number of universities, including USC and UCLA.

Salvatore J. Zizza has served as a director of Hollis-Eden since March 1997. He served as Chairman of the Board, President and Treasurer of Initial Acquisition Corp., from 1992 until March 1997, at which time Initial Acquisition Corp. merged with the Company. Mr. Zizza is presently Chairman of Hallmark Electrical Supplies Corp. Mr. Zizza is also Chairman of Bethlehem Advanced Materials. Mr. Zizza was President and Chief Financial Officer of NICO Construction Company, Inc. until 1985, when NICO merged with The LVI Group, Inc. Prior to joining The LVI Group, Inc., Mr. Zizza was an independent financial consultant and had been a lending officer for Chemical Bank. Mr. Zizza’s current and former directorships include: The Gabelli Equity Trust (NYSE), The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, The Gabelli Utility Fund (NYSE), The Gabelli Global Multimedia Trust (NYSE), The Gabelli Equity Series Fund, and St. David’s school. Mr. Zizza received a B.S. in Political Science and a MBA from St. John’s University.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table shows for the fiscal years ended December 31, 2002, 2001 and 2000, compensation awarded or paid to, or earned by, our Chief Executive Officer, our other four most highly compensated executive officers at December 31, 2002, and one individual who became an executive officer in 2003, who earned in excess of $100,000 in salary and bonus during the last year (the “Named Executive Officers”):

Summary Compensation Table

	Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Compensation ($)		Securities Underlying Options/ SARs(#)
Mr. Richard B. Hollis Chairman of the Board, President and Chief Executive Officer	2002 2001 2000	440,000 400,000 363,000		220,000 280,000 250,000	(1)	-0- -0- 154,973	(2)	240,000 -0- 160,000

Mr. Daniel D. Burgess Chief Financial Officer and Chief Operating Officer	2002 2001 2000	278,000 264,000 240,000		-0- 26,400 48,000		-0- -0- -0-		50,000 -0- 50,000

Dr. James M. Frincke Chief Scientific Officer	2002 2001 2000	242,000 220,000 200,000		-0- 44,000 40,000		-0- -0- -0-		60,000 -0- 110,000

Mr. Eric J. Loumeau Vice President—Corporate General Counsel	2002 2001 2000	220,000 209,000 190,000		-0- 21,000 38,000		-0- -0- -0-		25,000 -0- 25,000

Dr. Christopher L. Reading Executive Vice President—Scientific Development	2002 2001 2000	210,000 188,500 171,200		-0- 38,000 35,000		-0- -0- -0-		60,000 -0- 25,000

Dr. Dwight R. Stickney, M.D. Medical Director, Oncology	2002 2001 2000	300,000 245,333 104,000	(3) (3)	-0- 29,000 15,600		-0- -0- -0-		12,500 36,000 50,000

(1)	Minimum required per employment agreement.
(2)	Represents the aggregate amount of accrued and unpaid vacation pay to which Mr. Hollis is entitled pursuant to his employment agreement, for vacation not taken in 1994, 1995, 1996, 1997, 1998 and 1999, which aggregate amount was paid in 2000.
(3)	Dr. Stickney’s employment began in May 2000 on a part-time basis. On May 1, 2001, Dr. Stickney’s employment became full time.

Stock Option Grants And Exercises

We may grant options to our executive officers under our 1997 Incentive Stock Option Plan (the “1997 Plan”). As of February 28, 2003, options to purchase a total of 2,942,391 shares were outstanding under the 1997 Plan and options to purchase 307,609 shares remained available for grant thereunder.

The following tables show for the fiscal year ended December 31, 2002, certain information regarding options granted to, or exercised by, and held at year-end by, the Named Executive Officers:

Option Grants in Last Fiscal Year

	Shares Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year(%)	Exercise Price($/sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term ($)(1)
Name					5%	10%
Richard B. Hollis	240,000	35.5%	$9.91	1/8/2012	$1,496,014	$3,791,170
Daniel D. Burgess	50,000	7.4%	$9.91	1/8/2012	$311,670	$789,827
James M. Frincke	60,000	8.9%	$9.91	1/8/2012	$374,003	$947,792
Eric J. Loumeau	25,000	3.7%	$9.91	1/8/2012	$155,835	$394,914
Christopher L. Reading	60,000	8.9%	$9.91	1/8/2012	$374,003	$947,792
Dwight R. Stickney	12,500	1.8%	$9.91	1/8/2012	$77,917	$197,457

(1)	The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect our estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance our common stock, and no gain to the optionee is possible unless the stock price increases over the option term which will benefit all stockholders.

Aggregated Option Exercises In Last Fiscal Year

And Fiscal Year-End Option Values(3)

	Number Of Securities Underlying Options As Of Fiscal Year-End(#)(1)		Value of Unexercised In-the-Money Options As Of Fiscal Year-End($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard B. Hollis	903,334	203,333	$720,000	-0-
Daniel D. Burgess	201,458	63,542	-0-	-0-
James M. Frincke	332,916	93,750	-0-	-0-
Eric J. Loumeau	83,229	31,771	-0-	-0-
Christopher L. Reading	131,667	43,333	-0-	-0-
Dwight R. Stickney	56,407	49,093	-0-	-0-

(1)	Includes both in-the-money and out-of-the-money options.
(2)	The fair market value of the underlying shares on the last day of the fiscal year ($5.85) less the exercise or base price.
(3)	None of the Named Executive Officers exercised options during the 2002 fiscal year.

Compensation of Directors

Beginning with the year 2000, members of the Board of Directors are compensated $2,500 for attendance at each in-person Board meeting. They also are eligible for reimbursement of their expenses incurred in connection with such attendance in accordance with Company policy.

In March 2003, options to purchase a total of 13,500 shares of our common stock were issued to Dr. Merigan for consulting services conducted in 2002.

Employment Agreements

We have an employment agreement with Richard B. Hollis providing that if Mr. Hollis’ employment is terminated without cause, Mr. Hollis shall be entitled to the following: (i) base salary through the date of termination, (ii) annual base salary in effect at the time of termination times five, (iii) an amount equal to the prior calendar year’s bonus awarded to Mr. Hollis times five, (iv) immediate vesting of all unvested stock options held by Mr. Hollis, and the continuation of the exercise period of all stock options held by Mr. Hollis until the final expiration of the original terms of such stock options, and (v) continued receipt for three years of all employee benefit plans and programs in which Mr. Hollis and his family were entitled to participate immediately prior to the date of termination. The employment agreement further provides that if Mr. Hollis’ employment is terminated within one year of the occurrence of a change in control of Hollis-Eden, upon execution by Mr. Hollis of a waiver and release of claims, the surviving company shall pay Mr. Hollis the same benefits described in (i) through (v) above.

We have an employment agreement with Daniel D. Burgess providing that if Mr. Burgess’ employment is terminated without cause, he will receive one year’s severance pay, with benefits in place throughout the severance period. Additionally, his stock options will continue to vest throughout the severance period, with 90 days beyond that to exercise. In the event that a third party acquires 50% or more of our voting stock or acquires substantially all of our assets or in the event of a change of control of Hollis-Eden (as now or in the future defined in our 1997 Incentive Stock Option Plan), all of Mr. Burgess’ then unvested stock options shall automatically immediately become vested and fully exercisable.

We have an employment agreement with Eric J. Loumeau providing that in the event that a third party acquires 50% or more of our voting stock or acquires substantially all of our assets or in the event of a change of control of Hollis-Eden (as now or in the future defined in our 1997 Incentive Stock Option Plan), all of Mr. Loumeau’s then unvested stock options shall automatically immediately become vested and fully exercisable.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 31, 2003 by: (i) each director; (ii) each of the Named Executive Officers; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Except as otherwise shown, the address of each stockholder listed is in care of Hollis-Eden at 4435 Eastgate Mall, Suite 400, San Diego, CA 92121.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total
Richard B. Hollis(2)	3,995,238	27.7%
Robert E. Petersen & Margaret M. Petersen as Trustees for the R. E. & M. Petersen Living Trust Dated 1/17/83(3) 10 Hanover Square, 12th Floor New York, NY 10005	1,403,008	10.7%
Terren S. Peizer(4) 723 Palisades Beach Rd. # 322 Santa Monica, CA 90402	1,200,000	8.4%
James M. Frincke(5)	371,116	2.8%
Salvatore J. Zizza(6)	262,583	2.0%
William H. Tilley(7)	250,000	1.9%
Thomas Charles Merigan(8)	243,083	1.8%
Daniel D. Burgess(9)	213,242	1.6%
Christopher L. Reading(10)	139,760	1.1%
J. Paul Bagley(11)	91,197	*
Eric J. Loumeau(12)	90,398	*
Dwight R. Stickney(13)	68,890	*
Brendan R. McDonnell(14)	49,583	*
Leonard Makowka(15)	34,583	*
All executive officers and directors as a group (13 persons)(16)	6,223,153	37.9%

*	Less than one percent.
(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the “SEC”). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 13,083,280 shares outstanding on March 31, 2003, adjusted as required by rules promulgated by the SEC.
(2)	Includes 936,667 shares subject to options and 393,250 shares subject to warrants, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 980 shares held under our 401(m) plan.
(3)	Includes 1,053,149 shares held in the R. E. & M. Petersen Living Trust Dated 1/17/83, 333,359 shares held in the name of Petersen Properties of which R. E. & M. Petersen Living Trust owns 100% of the shares.
(4)	Includes 1,200,000 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003.
(5)	Includes 352,187 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 1,286 shares held under our 401(m) plan in his name, and also 17,013 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 630 shares held under our 401(m) plan in his spouse’s name.
(6)	Includes 29,583 shares subject to options and 100,000 shares subject to warrants, which are presently exercisable or will become exercisable within 60 days of March 31, 2003.

(7)	Includes 250,000 shares subject to warrants, which are presently exercisable or will become exercisable within 60 days of March 31, 2003, held of record by Jacmar/Viking L.L.C. of which Mr. Tilley is a member.
(8)	Includes 243,083 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003.
(9)	Includes 211,875 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 1,367 shares held under our 401(m) plan.
(10)	Includes 138,438 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 1,292 shares held under our 401(m) plan
(11)	Includes 29,583 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003; 500 shares held indirectly through Stone Pine Funding Systems, L.L.C. of which Mr. Bagley is a member of the Board; and 834 shares held indirectly through LHIP Management Company L.L.C. of which Mr. Bagley is the manager.
(12)	Includes 88,438 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 1,160 shares held under our 401(m) plan.
(13)	Includes 66,667 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 1,223 shares held under our 401(m) plan.
(14)	Includes 49,583 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003.
(15)	Includes 34,583 shares subject to options, which are presently exercisable or will become exercisable within 60 days of March 31, 2003.
(16)	Includes 2,578,880 shares subject to options and 743,250 shares subject to warrants, which are presently exercisable or will become exercisable within 60 days of March 31, 2003 and 10,238 shares held under our 401(m) plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except that Robert E. Petersen failed to timely file a Form 4 to report three stock purchases made on July 15, 2002. The delinquent report has subsequently been filed with the SEC.

CERTAIN TRANSACTIONS

On May 22, 1998, in connection with the relocation of our headquarters from Portland, Oregon to San Diego, California in 1998, we loaned Richard B. Hollis $200,000 pursuant to a promissory note bearing interest at 5.5% per annum. The note had an original term of three years, which was later extended to May 22, 2003. On March 31, 2003, Mr. Hollis sold to us an aggregate of 59,000 shares of his Hollis-Eden common stock at a purchase price of $5.87 per share, which was the fair market value of the common stock on that date. Mr. Hollis used the proceeds from the sale of stock to repay in full the principal and interest on the loan, as well to pay his federal and state tax liability in connection with the sale.

In May 1996, in accordance with anti-dilution privileges under a private financing that we conducted in March 1995, we issued Richard B. Hollis a warrant that presently represents a right to purchase 393,250 shares of our common stock at a price of $11.02 per share. In May 2000, the warrant was amended, pursuant to which the expiration date of the warrant was extended from January 7, 2002 to January 7, 2006.

In March 1999, we entered into a consulting agreement with Jacmar/Viking, L.L.C. William H. Tilley, one of our directors, is a principal of Jacmar/Viking. As consideration for such consulting services, we issued to Jacmar/Viking a warrant to purchase an aggregate of 500,000 shares of our common stock at an exercise price of $20.50 per share. The warrant is not subject to any vesting provisions and had an original expiration date of March 2002. In March 2001, we entered into an amendment to the original consulting agreement and warrant, pursuant to which the expiration date for the warrant was extended to March 2003. In March 2003, we amended the warrant so that the warrant is now exercisable into an aggregate of 250,000 shares of our common stock at an exercise price of $10.00 per share. We also amended the warrant and the consulting agreement to extend the expiration date of the warrant to the earlier to occur of March 2006 or thirty days after the consulting agreement is terminated.

In April 1994, we issued Salvatore J. Zizza a warrant that presently represents a right to purchase 100,000 shares of our common stock, of which 50,000 shares have an exercise price of $10.00 per share and 50,000 shares have an exercise price of $9.00 per share. In March 2002, the warrant was amended, pursuant to which the expiration date of the warrant was extended from May 15, 2000 to March 18, 2005.

In March 2002, we issued to Dr. Joseph Hollis, a consultant, a warrant to purchase 60,000 shares of our common stock at an exercise price of $11.00 per share. This warrant expires on March 18, 2005. Dr. Hollis is the brother of Richard B. Hollis.

LEGAL MATTERS

Cooley Godward LLP, San Diego, California will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

The financial statements of Hollis-Eden Pharmaceuticals, Inc. as of December 31, 2002 and 2001, and for each of the years ended December 31, 2002, 2001 and 2000, and for the period from August 15, 1994, the day we started doing business, to December 31, 2002, have been audited by BDO Seidman, LLP, as set forth in their report included in our Annual Report on Form 10-K for the year ended December 31, 2002. We incorporate these financial statements by reference into this prospectus in reliance upon such report given upon the authority of BDO Seidman, LLP as experts in accounting and auditing.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of April 9, 2003. You should not assume that this prospectus is accurate as of any other date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

SEC Registration Fee	$1,463
Legal fees and expenses	2,000
Accounting fees and expenses	2,000

Total	$5,463

Item 15.    Indemnification of Officers and Directors.

Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The registrant’s bylaws provide that the registrant shall indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The registrant is also empowered under its bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. In addition, the registrant is required, subject to certain exceptions, to advance all expenses incurred by any director or executive officer in connection with a completed, pending or threatened action, suit or proceeding upon receipt of an undertaking by such director or executive officer to repay all amounts advanced by the registrant on such person’s behalf if it is ultimately determined that such person is not entitled to be indemnified under the bylaws or otherwise.

The registrant’s Certificate of Incorporation provides that to the fullest extent permitted under Delaware law, the registrant’s directors will not be personally liable to the registrant and its stockholders for monetary damages for any breach of a director’s fiduciary duty. The Certificate of Incorporation does not, however, eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director is subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders and loans to directors and officers. This provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The registrant maintains directors’ and officers’ liability insurance.

Item 16.    Exhibits.

(a)  Exhibits.

Exhibit No.		Description

3.1	*	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-4 (No. 333-18725), as amended (the “Form S-4”)).

3.2	*	Bylaws of Registrant (incorporated by reference to Exhibit 4.2 to the Form S-4).

3.3	*	Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

4.1	*

Rights Agreement dated as of November 15, 1999 among Registrant and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 99.2 to Registrant’s Current Report on Form 8-K dated November 15, 1999).

5.1	*	Opinion of Cooley Godward LLP.

10.1	*

Form of 7.5% Convertible Debenture issued to the purchasers listed on Schedule I attached thereto on February 25, 2003 (incorporated by reference to Exhibit 10.28 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.2	*

Securities Purchase Agreement, dated as of February 25, 2003, by and between Hollis-Eden Pharmaceuticals, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.27 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.3	*

Form of Stock Purchase Warrant issued to the purchasers listed on Schedule I attached thereto on February 25, 2003 (incorporated by reference to Exhibit 10.29 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.4	*

Registration Rights Agreement, dated as of February 25, 2003, by and between Hollis-Eden Pharmaceuticals, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.30 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.5	*

Warrant, dated February 25, 2003, issued to SG Cowen Securities Corporation (incorporated by reference to Exhibit 10.31 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

23.1		Consent of BDO Seidman, LLP.

23.2	*	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	*	Power of Attorney. Reference is made to page II-4.

*	Previously filed

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions described in Item 15, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or person controlling the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on the 11th day of April, 2003.

By:	/s/ RICHARD B. HOLLIS
Richard B. Hollis
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard B. Hollis, Daniel D. Burgess and Robert W. Weber, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD B. HOLLIS Richard B. Hollis	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	April 11, 2003

* Daniel D. Burgess	Chief Operating Officer/Chief Financial Officer (Principal Financial Officer)	April 11, 2003

/s/ ROBERT W. WEBER Robert W. Weber	Vice President-Controller/Chief Accounting Officer (Principal Accounting Officer)	April 11, 2003

* J. Paul Bagley III	Director	April 11, 2003

Leonard Makowka	Director

* Brendan R. McDonnell	Director	April 11, 2003

Signature	Title	Date

* Thomas Charles Merigan, Jr.	Scientific Advisor and Director	April 11, 2003

* William H. Tilley	Director	April 11, 2003

*	Director	April 11, 2003
Salvatore J. Zizza

*By:	/s/ ROBERT W. WEBER
Robert W. Weber Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document

3.1	*	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-4 (No. 333-18725), as amended (the “Form S-4”)).

3.2	*	Bylaws of Registrant (incorporated by reference to Exhibit 4.2 to the Form S-4).

3.3	*	Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

4.1	*

Rights Agreement dated as of November 15, 1999 among Registrant and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 99.2 to Registrant’s Current Report on Form 8-K dated November 15, 1999).

5.1	*	Opinion of Cooley Godward LLP.

10.1	*

Form of 7.5% Convertible Debenture issued to the purchasers listed on Schedule I attached thereto on February 25, 2003 (incorporated by reference to Exhibit 10.28 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.2	*

Securities Purchase Agreement, dated as of February 25, 2003, by and between Hollis-Eden Pharmaceuticals, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.27 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.3	*

Form of Stock Purchase Warrant issued to the purchasers listed on Schedule I attached thereto on February 25, 2003 (incorporated by reference to Exhibit 10.29 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.4	*

Registration Rights Agreement, dated as of February 25, 2003, by and between Hollis-Eden Pharmaceuticals, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.30 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.5	*

Warrant, dated February 25, 2003, issued to SG Cowen Securities Corporation (incorporated by reference to Exhibit 10.31 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

23.1		Consent of BDO Seidman, LLP.

23.2	*	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	*	Power of Attorney. Reference is made to page II-4.

*	Previously filed